Exhibit 15.2
Consent of KPMG in relation to Form 20-F filing

We hereby consent to your references to KPMG and to our actuarial valuation report effective as of 31 March 2023, dated 16 May 2023 (the “Report”), and to make use of, or quote, information and analyses contained within that Report for the purpose of James Hardie Industries plc’s (“JHI plc”) Annual Report on Form 20-F for fiscal year ended 31 March 2023.
In addition, we hereby consent to your references to past actuarial valuations performed by KPMG (formerly KPMG Actuarial, KPMG Actuarial Pty Ltd or KPMG Actuaries Pty Ltd) for the purpose of JHI plc’s (formerly JHI SE’s) Annual Report on Form 20-F for the fiscal year ended 31 March 2023.
Your attention is drawn to the Important Note at the beginning of the Executive Summary of the Report.

/s/ Neil Donlevy

Neil Donlevy MA FIA FIAA Partner KPMG Fellow of the Institute of Actuaries of Australia Fellow of the Institute of Actuaries (London)
Sydney, Australia
16 May 2023